Exhibit 99.1

Freeline Shareholders Approve Acquisition by Syncona

LONDON, February 12, 2024 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) (“Freeline”) and Syncona Ltd (“Syncona”) today announced that Freeline’s shareholders have approved the proposal for Bidco 1354 Limited (“Bidco”), a wholly owned subsidiary of Syncona Portfolio Limited (“Syncona Portfolio”), to acquire all shares of Freeline not currently owned by Syncona Portfolio for $6.50 per American Depositary Share (“ADS”) in cash (the “Acquisition”). As previously announced, Freeline and Bidco entered into an implementation agreement on November 22, 2023 to implement the Acquisition by means of a scheme of arrangement pursuant to Part 26 of the UK Companies Act 2006 (the “Scheme”).

Voting results of the Court Meeting and General Meeting

At the Court Meeting, a majority in number of Scheme Shareholders who voted (either in person or by proxy) and who together represented 95.74 percent in value of all Scheme Shares voted by such Scheme Shareholders, voted in favor of the resolution to approve the Scheme. The resolution was accordingly passed.

At the General Meeting, 98.08 percent of votes were cast in favor of the resolution to approve the implementation of the Scheme, including the adoption of the amended articles of association of Freeline. The resolution was passed by the requisite majority of Freeline shareholders and was accordingly passed.

The full text of the resolutions put to the Court Meeting and General Meeting are set out in the scheme circular published by Freeline on January 18, 2024 (the “Scheme Circular”).

The Acquisition remains subject to: (i) the sanction of the Scheme by the High Court of Justice of England and Wales, which is set to take place on February 19, 2024; (ii) the delivery of a copy of the Court Order to the Registrar of Companies; and (iii) the satisfaction or waiver (if applicable) of certain other customary closing conditions as set out in Part IV of the Scheme Circular. Subject to the foregoing, the Scheme is expected to become Effective on February 20, 2024.

In connection with the Scheme and subject to the Scheme becoming Effective, it is expected that the ADSs will be delisted from Nasdaq. The last day of trading in the ADSs on Nasdaq is expected to be February 16, 2024.

Capitalized terms in this announcement, unless otherwise defined, have the same meanings as set out in the Scheme Circular.

Chris Hollowood, CEO of Syncona Investment Management Limited, said: “We are delighted our proposal to acquire Freeline has been approved by the required majority of Freeline shareholders. We continue to be encouraged by the data published from its FLT201 Gaucher programme. The challenging market conditions impacting the biotech sector have presented a differentiated opportunity to take the company private, which we believe will provide the best route to potential risk-adjusted returns for our shareholders. It is an exciting milestone for the company, and we look forward to continuing to work closely alongside the Freeline management team to progress this potentially transformative therapy through the clinic and towards patients.”

Michael Parini, CEO of Freeline Therapeutics, said: “Our goal at Freeline is to bring life-changing gene therapies to people with chronic debilitating diseases, starting with FLT201, our highly differentiated AAV gene therapy candidate for Gaucher disease. We believe the acquisition by Syncona, which will result in Freeline becoming a private company, provides the best path forward for us to do that in this current environment, and we are grateful for the overwhelming support shown by our shareholders.”

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company focused on developing transformative gene therapies for chronic debilitating diseases. Freeline uses its proprietary, rationally designed AAV vector and capsid (AAVS3), along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing or dysfunctional protein into a patient’s bloodstream. Freeline is currently advancing FLT201, a highly differentiated gene therapy candidate that delivers a novel transgene, in a Phase 1/2 clinical trial in people with Gaucher disease type 1. Freeline has additional programs in research, including one focused on GBA1-linked Parkinson’s disease that leverages the same novel transgene as FLT201. Freeline is headquartered in the UK and has operations in the United States. For more information, visit www.freeline.life or connect with Freeline on LinkedIn and X.

About Syncona

Syncona’s purpose is to invest to extend and enhance human life. Syncona does this by creating and building companies to deliver transformational treatments to patients in areas of high unmet need. Syncona’s strategy is to create, build and scale companies around exceptional science to create a diversified portfolio of 20-25 globally leading healthcare businesses, across development stage and therapeutic areas, for the benefit of all its stakeholders. Syncona focuses on developing treatments for patients by working in close partnership with world-class academic founders and management teams. Syncona’s balance sheet underpins its strategy enabling it to take a long-term view as it looks to improve the lives of patients with no or poor treatment options, build sustainable life science companies and deliver strong risk-adjusted returns to shareholders.

Syncona Limited seeks to achieve returns over the long term. Investors should seek to ensure they understand the risks and opportunities of an investment in Syncona Limited, including the information in Syncona’s published documentation, before investing.

Important Notices

The City Code on Takeovers and Mergers

The City Code on Takeovers and Mergers does not apply to the Acquisition.

Further Information

Freeline has furnished to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K and mailed or otherwise provided to its shareholders the Scheme Circular containing information on the Scheme and the Acquisition. In addition, on December 8, 2023, Freeline, together with Syncona Portfolio and other entities and persons specified therein, filed a Transaction Statement on Schedule 13E-3 relating to the Acquisition (as further amended on January 17, 2024, the “Transaction Statement”). This announcement is not a substitute for the Transaction Statement, Scheme Circular, or any other document that may be filed or furnished by Freeline with or to the SEC. The Acquisition will be made solely by the Scheme Circular, which contains the full terms and conditions of the Acquisition. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE TRANSACTION STATEMENT AND SCHEME CIRCULAR (WHICH INCLUDES AN EXPLANATORY STATEMENT IN RESPECT OF THE SCHEME IN ACCORDANCE WITH THE REQUIREMENTS OF THE U.K. COMPANIES ACT 2006) AND OTHER RELEVANT DOCUMENTS AS AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FREELINE, THE ACQUISITION AND RELATED MATTERS. You may obtain copies of the Scheme Circular and the Transaction Statement, as well as all documents filed with or furnished to the SEC regarding the Acquisition, free of charge, at the SEC’s website (www.sec.gov) or from Freeline at https://www.freeline.life or by directing a request to Freeline at investor@freeline.life. This announcement does not constitute a prospectus or a prospectus equivalent document.

No Offer or Solicitation

This announcement is for information purposes only and is not intended to and does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Information for Overseas Shareholders

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom and the United States may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom or the United States (including any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Acquisition is sent or made available to shareholders of Freeline in that jurisdiction (a “Restricted Jurisdiction”)) should inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with applicable legal or regulatory requirements of any jurisdiction may constitute a violation of securities laws in that jurisdiction. This announcement has been prepared for the purpose of complying with English law and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside England.

Copies of this announcement and any formal documentation relating to the Acquisition are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction or any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of acceptance of the acquisition.

If the Acquisition is implemented by way of a Takeover Offer (within the meaning of section 974 of the Companies Act 2006 (as amended from time to time)), such Takeover Offer may not (unless otherwise permitted by applicable law and regulation) be made, directly or indirectly, in or into or by use of the mails or any other means or instrumentality (including, without limitation, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Acquisition will not be capable of acceptance by any such use, means, instrumentality or facilities or from within any Restricted Jurisdiction.

Further details in relation to shareholders of Freeline in overseas jurisdictions are contained in the Transaction Statement and the Scheme Circular.

Notice to United States Freeline Shareholders

The Acquisition relates to the shares of a UK company and is being made by means of a scheme of arrangement provided for under Part 26 of the Act. The Acquisition is to be implemented by way of a scheme of arrangement. If, in the future, Bidco exercises its right to elect to implement the Acquisition by way of a takeover offer (within the meaning of section 974 of the Companies Act 2006 (as amended from time to time)), subject to the terms of the Implementation Agreement (the “Takeover Offer”), and determines to extend the Takeover Offer into the U.S., the Acquisition will be made in compliance with applicable U.S. laws and regulations.

It may be difficult for U.S. shareholders of Freeline and holders of ADSs to enforce their rights and any claim arising out of the U.S. federal securities laws, because Freeline is located outside of the U.S., and some or all of its officers and directors are residents of countries outside of the U.S. shareholders of Freeline and holders of ADSs may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

U.S. shareholders of Freeline and holders of ADSs also should be aware that the Acquisition may have tax consequences in the U.S. A summary of certain United Kingdom and United States taxation consequences of the implementation of the Scheme for certain shareholders of Freeline and holders of ADSs is set out in the Scheme Circular. U.S. shareholders of Freeline and holders of ADSs are urged to consult with legal, tax and financial advisers in connection with making a decision regarding the Acquisition.

Forward-Looking Statements

This announcement contains statements that constitute “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of Freeline regarding future events or future results, in contrast with statements that reflect historical facts. All statements, other than historical facts, including statements regarding the anticipated benefits of the Acquisition, the expected time of effectiveness of the Scheme, the implementation of the Scheme, the expected last day of trading in the ADSs on Nasdaq and the suspension of trading in the ADSs on Nasdaq, are forward-looking statements. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “goal,” “seek,” “project,” “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to Freeline, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including (1) the Acquisition is subject to the satisfaction or waiver of certain conditions, including the sanction of the Scheme by the High Court of Justice in England and Wales, which conditions may not be satisfied or waived; (2) the occurrence of any event, change or circumstance that may impact delivery of the court order to the Registrar of Companies, the effectiveness of the Scheme, the expected last day of trading in the ADSs on Nasdaq or the suspension of trading in the ADSs on Nasdaq; (3) uncertainties as to the timing of the consummation of the Acquisition and the ability of each party to consummate the Acquisition; (4) the risk that the Acquisition disrupts the parties’ current operations or affects their ability to retain or recruit key employees; (5) the possible diversion of management time on acquisition-related issues; (6) litigation relating to the Acquisition; (7) unexpected costs, charges or expenses resulting from the acquisition; and (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Acquisition. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Freeline cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated, or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties, and other matters can be found in Freeline’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, and in subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of Freeline’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this announcement are made only as of the date hereof. Freeline does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference Freeline’s reports and documents filed with the SEC. You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

Freeline Investor and Media Contact

Naomi Aoki

naomi.aoki@freeline.life

Senior Vice President, Head of Investor Relations & Corporate Communications

+ 1 617 283 4298

Syncona Investor and Media Contacts

Syncona Ltd

Annabel Clark / Fergus Witt

Tel: +44 (0) 20 3981 7940

FTI Consulting

Ben Atwell / Natalie Garland-Collins / Tim Stamper

Tel: +44 (0) 20 3727 1000